EXHIBIT 99.1
Resolution of the Board of Directors Regarding the Annual General Meeting of Shareholders
1.	Resolution Date: January 12, 2006

2.	Proposed General Meeting Date: 9:00 (AM), February 24, 2006

3.	Proposed General Meeting Place:

POSCO Center, Art Hall

892 Daechi4-Dong, Gangnam-Gu, Seoul, Korea (135-777)